UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

(Check one)
x Form 10-K
  Form 20-F
  Form 11-K
  Form 10-Q
  Form N-SAP
For Period Ended December 27, 2001

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I-REGISTRANT INFORMATION

DynCorp
Full Name of Registrant


Former Name if Applicable

11710 Plaza America Drive
Address of Principal Executive Office (Street and Number)

Reston, Virginia  20190
City, State and ZIP Code

PART II-Rules 12b-25(b) AND (c)

x
(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

The registrant is unable to file the financial statements for the period because it is currently engaged in discussions with the Commission regarding the proper method of accounting for the registrant's acquisition of a company in December 1999.

PART IV- OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this certification:

Patrick C. FitzPatrick(703)261-5004
(Name)(Area Code)(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1940 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.x Yes No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?
                                                                Yes       x No

If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



DynCorp
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 28, 2002


By:/s/ Patrick C. FitzPatrick
Patrick C. FitzPatrick
Senior Vice President & Chief Financial Officer